Filed by WisdomTree Trust - WisdomTree Enhanced Commodity Strategy Fund Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: WisdomTree Continuous Commodity Index Fund Commission File No.: 333-233919

September 21, 2020

DEAR FELLOW SHAREHOLDER,

I hope you and your family are safe and healthy during this unprecedented time. As a shareholder in the WisdomTree Continuous Commodity Index Fund ("GCC" or your "Fund"), proxy materials were recently sent by mail or e-delivery in connection with the Fund's Special Meeting to be held on October 15, 2020.

The Fund's Managing Owner is asking all shareholders to consider and approve a reorganization of your Fund into and with the WisdomTree Enhanced Commodity Strategy Fund ("New Fund").

The Managing Owner recommends that you vote "FOR" the Reorganization

After careful consideration, the Managing Owner believes a reorganization into and with the New Fund is in the best interest of GCC and its shareholders. Below are a few reasons why the Managing Owner strongly supports the proposal:

•The fees and expenses of the New Fund will be approximately 25% less than GCC, your current Fund.

•The New Fund will not be taxed as a partnership like GCC, which means that shareholders may benefit from the simplified tax reporting associated with an investment in the New Fund as opposed to receiving a K-1 for future years.

•The New Fund will allow you to have the opportunity to maintain investment exposure to commodities, but in a way that seeks to generate greater yield.

•The New Fund will be managed by WisdomTree Asset Management, which manages all of WisdomTree's other ETFs, and the sub-adviser will be Mellon Investments Corporation, with assets under management totaling approximately $534 billion, each of which are leading innovators in the investment industry.

WisdomTree is excited about the various features of the New Fund and its investment strategy and the potential benefits for GCC's shareholders of the reorganization of GCC into and with the New Fund.

It is important that you take advantage of your right to vote. Please take the time to sign, date and mail the enclosed proxy card(s) in the postage paid return envelope or by following the phone or internet voting instructions in the box on the reverse side of this page.

Lastly, we have retained Di Costa Partners ("DCP") to assist us with the proxy solicitation process. You may receive a call from a DCP representative who can take your vote over the phone and answer any questions you may have related to the reorganization. You can also call DCP at (833) 892-6628 if you have questions regarding the proxy.

THANK YOU,

JEREMY SCHWARTZ

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Please see reverse side

Three Convenient Voting Methods to Cast Your Vote

1.Vote by Mail: You may cast your vote by signing, dating and mailing the enclosed card(s) in the enclosed prepaid return envelope.

2.Vote Online: You may cast your vote by visiting the web address located on the enclosed card(s) and following the instructions.

3.Vote by Telephone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed card(s) and following the instructions.

Additional Information

In connection with the proposed reorganization, WisdomTree Enhanced Commodity Strategy Fund (the "Acquiring Fund") has filed a registration statement (Registration No. 333-239992) with the Securities and Exchange Commission ("SEC"). The registration statement includes a Proxy Statement/Prospectus. The registration statement was declared effective by the SEC on September 10, 2020, and we commenced mailing the Proxy Statement/Prospectus to the shareholders of GCC on or about September 14, 2020. The Proxy Statement/Prospectus provides important comparative information about GCC's and the Acquiring Fund's respective objectives, strategies, risks, and fees and expenses. Investors should carefully read and consider the Proxy Statement/Prospectus before voting. Investors may obtain free copies of the Proxy Statement/Prospectus, and all other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the Proxy Statement/Prospectus is available at www.wisdomtree.com.

WisdomTree Commodity Services and WisdomTree Asset Management and their representatives may be deemed to be participants in the solicitation of proxies in connection with the Reorganization. Information regarding the participants in the solicitation is provided in the registration statement and the Proxy Statement/Prospectus.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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